Exhibit 99.1

NEWS RELEASE

Endeavour Silver Discovers High Grade Silver-Gold Mineralization at the San Sebastian Property in Jalisco, Mexico;

Drilling Intersects 1,489 gpt Silver and 0.85 gpt Gold over 5.66 Meters in the Terronera Vein
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Vancouver, Canada – May 22, 2012 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) announces that exploration drilling at the San Sebastian property in Jalisco State, Mexico has discovered a new high grade silver-gold mineralized zone in the Terronera vein.

Drilling highlights in the Terronera Vein include 1,489 grams per tonne (gpt) silver and 0.85 gpt gold over 5.66 meters (m) true width (44.7 ounces per ton (opT) silver equivalent (based on silver: gold ratio of 50:1) over 18.6 feet (ft)) in hole TR02-1.  Other drilling highlights include 500 gpt silver and 1.15 gpt gold over 11.48 m true width (16.3 opT silver equivalent over 37.7 ft) including 4,500 gpt silver and 3.27 gpt gold over 0.20 m true width (136.0 opT silver equivalent over 0.66 ft) in hole TR12-1.

Drill results are as follows:

SAN SEBASTIAN DRILL RESULTS
Hole	Vein	From	To	Core Length	True Width	Ag	Au
		(m)	(m)	(m)	(m)	(g/t)	(g/t)
TR02-1	Terronera Vein	238.00	245.75	7.75	5.66	1,489	0.85
	Including	243.25	243.80	0.55	0.50	5,580	1.56
TR12-1	Terronera Vein	199.25	216.00	16.75	11.48	500	1.15
	Including	211.65	212.00	0.35	0.20	4,500	3.27
TR13-1	Terronera Vein	265.80	281.20	15.40	13.34	222	0.73
	Including	267.70	268.60	0.90	0.78	754	1.04
TR15-1	Terronera Vein	366.25	371.95	5.70	4.37	287	1.08
	Including	368.60	369.00	0.40	0.31	579	6.06
TR16-1	Breccia	208.70	209.10	0.40	0.31	502	2.15
	Vein	382.85	386.40	3.55	3.18	147	8.91

Barry Devlin, Vice President of Exploration for Endeavour stated, “Endeavour’s 2012 exploration drilling program has encountered an exciting new zone of high grade silver-gold mineralization on the Terronera vein in the San Sebastián district.  Click here to view video: (http://www.youtube.com/watch?v=ItLEG4dtfJU&feature=youtu.be).The San Sebastián veins, like the past-producing Terronera vein, tend to be large and can carry high grade silver-gold mineralized ore-bodies.  These new high grade drill results confirm our view that San Sebastián has promising district-scale silver-gold discovery potential.”

The Terronera vein is up to 15 m wide has been traced for 2 kilometers along strike.  Several old shafts and adits mark the locations of small scale historic mining along the vein.  Drilling will continue with one drill rig to delineate the lateral and vertical extent of the recently discovered high grade silver-gold mineralization in the Terronera vein.

Endeavour currently holds an option to acquire a 100% interest in 5,466 hectares (13,507 acres) within the historic silver district of San Sebastian (click to view maps: http://www.edrsilver.com/s/sansebastian.asp?ReportID=999999999,525824&ReportIDRef=0TBCHK1DVKY7) which was discovered in 1542 and produced silver on a small scale from multiple historic mines on more than 20 different veins until the Mexican Revolution of 1910.  Since optioning San Sebastian in 2010, Endeavour has focused on mapping, sampling and drilling six veins within a five kilometer (3 mile) area in the southern half of the property.

In 2011, Endeavour drilled 7,700 meters in 36 holes at San Sebastian to test the Los Negros, Animas, Tajo, Real and Quiteria veins for their ore potential.  Five new, moderate grade silver-gold mineralized zones were outlined containing a small initial silver resource, several mineralized zones remain open for continued exploration and there are many veins yet to be drilled.

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the drilling programs at the San Sebastián project.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples are split at the San Sebastián field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's two (soon to be three) operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Corporate Communications Toll free at 877-685-9775, or Tel: (604) 685-9775, Fax: (604) 685-9744, Email hugh@edrsilver.com or lmccray@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.